Bayview Acquisition Corp

676a 9th Ave, Suite 239

New York, NY 10036

Ph:646.388.2495

Fx: 646.365-3224

July 23, 2011

United States

Securities and Exchange Commission

Division of Corporate Finance

Washington, DC 20549

Attn: Ms. Pamela Long, Assistant Director

Dear Ms. Long:

I am in receipt of your letter dated June 2, 2011 regarding Amendment No. 1 for Bayview Acquisition Corp.  My replies are as follows:

1)

As noted, we’ve amended the filing to include the form and file number on the covering page.

2)

Interim financial statements for a development stage enterprise have been included per Regulation S-X.

If you have any questions about this amended filing, please do not hesitate to contact me at the numbers above.

Sincerely,

/s/ Scott R. Chichester

Scott R. Chichester CPA

President